April 22, 2026

VIA EDGAR Correspondence

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ernest Greene
Jennifer Thompson

Re:	Applied Optoelectronics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2025
Filed February 26, 2026
File No.: 001-36083
SEC Comment Letter dated April 8, 2026

Ladies and Gentlemen:

Applied Optoelectronics, Inc. (the “Company”) is submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 8, 2026 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Form 10-K”), filed with the Commission on February 26, 2026.

For the Staff’s convenience, each comment from the Comment Letter is set forth below in italics, followed by the Company’s response. Unless otherwise indicated, capitalized terms used but not defined in this letter have the meanings assigned to them in the Form 10-K.

Comment 1.

Results of Operations, page 44. Please expand your analysis of your results of operations to provide a more comprehensive and quantified discussion and analysis of the underlying factors that contributed to material changes in your results between comparative periods. Your revised disclosure should identify and quantify each material driver of period-to-period changes rather than relying on generalized statements. For example: You indicate that the increase in cost of goods sold in 2025 was primarily attributable to higher direct material and direct labor costs associated with increased sales volumes, as well as an increase in inventory reserves. Revise your disclosure to quantify the impact of each of these underlying drivers. Additionally, discuss whether the changes in these components represent known trends or uncertainties reasonably likely to affect future results, and whether these cost drivers are expected to continue, accelerate, or stabilize. Please provide similar quantitative analysis of the underlying factors contributing to changes in your gross margin, and consider whether factors mentioned elsewhere in your MD&A, such as product mix or raw material pricing, materially impacted your gross profit and should be discussed and quantified here. You also indicate that the increases in sales and marketing expense were primarily due to additional sales efforts for your Quantum Bandwidth products and higher shipping expenses, including tariffs. Revise your disclosure to quantify the impact of each of these underlying drivers, as well as to discuss known trends or uncertainties resulting from increased tariffs, similar to the context provided in your earnings calls. This is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. Refer to Item 303 of Regulation S-K and Section III.B.4 of Release No. 33-8350 for guidance.

Securities and Exchange Commission

Response:

The Company respectfully acknowledges the Staff’s comment. In its future filings, the Company will expand Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to provide a more comprehensive and quantified discussion of the underlying factors that contributed to material period-to-period changes in the Company’s results of operations.

In particular, beginning with the Company’s next periodic report filed with the Commission that includes a comparable discussion of the items addressed by the Staff’s comment, the Company intends to (i) identify and quantify each material driver of changes in revenue, cost of goods sold, gross profit and gross margin, and operating expenses (including sales and marketing expense), and (ii) discuss whether such drivers represent known trends or uncertainties reasonably likely to affect future results and whether management expects those drivers to continue, accelerate or stabilize.

Set forth below is an illustrative example of the type of disclosure the Company intends to include in future filings (the specific quantified amounts and narrative will be updated to reflect the applicable periods presented in such future filings):

Proposed revised disclosure for Q1 10-Q 2026:

“Revenues for the three months ended March 31, 2026 increased by $[●] million, or [●]%, compared to the three months ended March 31, 2025. The increase was primarily attributable to:

•	a $[●] million increase in Datacenter product revenues, and a $[●] million increase in CATV product revenues driven by higher sales. These increases were partially offset by lower revenues from Telecom and other product lines.

Management believes the volume increase was primarily attributable to strong customer demand and increased purchases from large data center customers to support ongoing capacity expansion and network infrastructure upgrades. Based on current market conditions, management expects these demand trends to continue for the foreseeable future, subject to customer deployment timing, supply chain conditions and other factors related to our industry.

Securities and Exchange Commission

Cost of goods sold increased by $[●] million, or [●]% for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. The increase was primarily attributable to:

•	a $[●] million increase in direct material costs, primarily due to higher input costs for key materials and increased production volumes;

•	a $[●] million increase in direct labor costs, primarily due to increased production ramp activity;

•	an increase in other manufacturing and production related costs of approximately $[●] million, associated with higher production levels; and

•	a $[●] million increase in inventory reserves, primarily due to slow moving inventory and changes in demand forecasts related to certain slower-selling product lines.

Gross margin decreased to [●]% for the three months ended March 31, 2026, compared to [●]% in the three months ended March 31, 2025. Despite the decrease in gross margin percentage, gross profit increased by $[●] million or [●]%, driven by higher revenues.

The decrease in gross margin was primarily attributable to:

•	increased manufacturing costs due to lower production efficiency, including the impact of higher capex investment and associated depreciation of approximately [●]%; and

•	a higher inventory adjustment reserve of [●]%.

The increase in gross profit was primarily attributable to:

•	increased revenues which contributed approximately $[●] million to the increase in gross profit; and

•	increased costs associated with certain data center products, which negatively impacted gross profit by approximately $[●] million.

Management expects gross margin to increase in future periods as a result of product mix, cost optimization initiatives, and production efficiencies.

Sales and marketing expense increased by $[●] million, or [●]%, for the three months ended March 31, 2026, compared to the three months ended March 31, 2025.

The increases were primarily attributable to:

•	higher compensation and related costs associated with expanded sales efforts supporting data center and Quantum Bandwidth products; and

Securities and Exchange Commission

•	higher shipping and logistics expenses, including the impact of tariffs of approximately $[●] million.

Management continues to monitor tariff developments and their potential impact on its cost structure and pricing strategy. Based on current conditions, management expects shipping costs and tariff-related impacts to continue in 2026, likely at a reduced level compared to 2025 due to the Supreme Court’s decision overturning the IEPPA-related tariffs. Management cannot currently assess whether this tariff trend will continue given the Administration’s current stated goal to replace the IEPPA tariffs with tariffs under other sections of federal law (e.g. Section 301 tariffs, reciprocal tariffs, etc.).”

Comment 2.

Liquidity and Capital Resources. Operating Activities, page 49. Please revise future filings to provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your disclosures are not merely a recitation of changes evident from the face of the financial statements. Consider quantifying metrics, such as Accounts Receivable turnover, Accounts Payable turnover, and Inventory turnover, to facilitate the understanding of material changes in your working capital. Additionally, provide management’s insight into why your significant customer Digicomm represented a disproportionately large percentage of your accounts receivable at both December 31, 2025 and 2024, and discuss the implications on your liquidity. If customer concentration creates material credit-risk exposure or affects the predictability of cash flows, your MD&A should clearly describe these risks and whether they represent known trends or uncertainties. See Item 303 of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment. In its future filings, the Company will provide a more informative discussion and analysis of cash flows from operating activities that explains the underlying reasons for, and implications of, material changes between periods, including material changes in working capital components, and will avoid merely reciting changes evident from the face of the financial statements.

Beginning with the Company’s next periodic report filed with the Commission that includes a comparable discussion of the items addressed by the Staff’s comment, the Company intends to enhance its MD&A discussion of operating cash flows by, among other things, (i) describing the principal drivers of period-to-period changes in cash flows from operations, including the underlying business reasons for material changes in accounts receivable, inventory, accounts payable and other working capital accounts (for example, the timing of shipments and billings, collection timing and customer payment terms, and inventory build related to anticipated demand and production ramp), and (ii) including turnover metrics (such as accounts receivable turnover, accounts payable turnover and inventory turnover) when management believes such metrics would facilitate investor understanding of trends and variability in cash flows.

Securities and Exchange Commission

In addition, the Company will enhance its disclosure to provide management’s insight into the drivers of customer concentration in accounts receivable, including with respect to Digicomm, and will discuss, where material, the implications of such concentration on liquidity, credit risk, and the predictability of cash flows, as well as whether such concentration represents a known trend or uncertainty reasonably likely to affect future results.

Set forth below is an illustrative example of the type of disclosure the Company intends to include in future filings (the specific quantified amounts and narrative will be updated to reflect the applicable periods presented in such future filings):

Proposed revised disclosure for Q1 2026:

“Liquidity and Capital Resources

Operating Activities

Net cash used in operating activities was $[●] million during the three months ended March 31, 2026 as compared to $[●] million during the three months ended March 31, 2025, an increase of [●]%. Net cash used in operating activities consisted of our net loss of $[●] million, adjusted for non-cash adjustments of $[●] million, and a net use of cash from changes in working capital of approximately $[●] million.

The changes in working capital were primarily attributable to:

•	Accounts receivable, which increased by approximately $[●] million as compared to an increase of approximately $[●] million during the three months ended March 31, 2025, an increase of [●]%, primarily due to higher revenues during the period, partially offset by the timing of customer collections.

•	Inventory, which increased by approximately $[●] million, as compared to an increase of approximately $[●] million during the three months ended March 31, 2025, an increase of [●]%, primarily due to production ramp and build to support anticipated demand, as well as longer lead times for certain components.

•	Accounts payable increased by $[●] million, as compared to an increase of approximately $[●] million during the three months ended March 31, 2025, an increase of [●]%, primarily due to timing of purchases and vendor payments.

Management believes these changes are consistent with ongoing production ramp and customer demand dynamics, which may result in variability in operating cash flows from period to period.

Securities and Exchange Commission

Customer Concentration

As of March 31, 2026, Digicomm represented approximately [●]% of accounts receivable. This concentration is primarily attributable to customer purchasing patterns, shipment timing, and billing concentration. Management has extended longer than typical payment terms to Digicomm in order to ensure Digicomm has adequate inventory on hand to quickly provide products to customers when needed for their network builds. The Company has a multi-year history with Digicomm and over this period the Company’s collection experience has been good. Digicomm’s payment history has generally been relatively consistent over time. In addition, to the extent customers in the Company’s data center business continue to grow relative to Digicomm, Management expects Accounts Receivable concentration with Digicomm to decline.

The Company continues to monitor credit exposure and collection trends related to significant customers and does not believe this concentration will create a material credit-risk.”

Comment 3.

Investing Activities, page 49. Please revise future filings to provide a more informative discussion and analysis of cash flows from investing activities, including changes in capital expenditures, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your disclosures are not merely a recitation of changes evident from the face of the financial statements. Specifically, we note that your capital expenditures quadrupled in 2025. However, your disclosure does not explain the underlying reasons for the significant increase or provide management’s insights into this trend. For example, if the higher capital expenditures primarily were made to expand your facilities in China to support your increased production of internet data center products, you expect the new facilities to be fully scaled up by the end of 2026, and you believe that this expansion provides adequate production capacity to meet demand for your internet data center products, disclosure of this information would be consistent with the requirements of MD&A. Additionally, while you disclose on page 41 that you expect to expand your manufacturing operations in the U.S. and Taiwan in 2026, your MD&A disclosures do not provide management’s insight into which product lines will be impacted by these planned expansions or whether it is reasonably likely that the amount of capital expenditures in 2026 will materially differ from 2025. If these investments represent part of a multi-period capital plan, or if you expect a material shift in production capacity, cost structure, or geographic concentration, these should be clearly discussed as known trends or uncertainties under Item 303(b)(2). See Item 303 of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment. In its future filings, the Company will provide a more informative discussion and analysis of cash flows from investing activities, including a more detailed discussion of the underlying reasons for, and implications of, material changes in capital expenditures, and will avoid merely reciting changes evident from the face of the financial statements.

Securities and Exchange Commission

Beginning with the Company’s next periodic report filed with the Commission that includes a comparable discussion of the items addressed by the Staff’s comment, the Company intends to enhance its MD&A discussion of investing cash flows by describing (i) the principal drivers of period-to-period changes in capital expenditures (including, where applicable, distinguishing between purchases of property, plant and equipment and deposits and prepayments for equipment), (ii) management’s views regarding whether such expenditures reflect a multi-period capital plan, capacity expansion, automation initiatives, or other strategic initiatives, (iii) the expected timing and operational impacts of significant capital projects (including, where material, expected ramp-up or scale-up timelines), (iv) the anticipated effects on production capacity, cost structure and geographic concentration, and (v) whether management believes it is reasonably likely that capital expenditures in the next fiscal year will materially differ from the prior fiscal year, including the factors informing that assessment.

Set forth below is an illustrative example of the type of disclosure the Company intends to include in future filings (the specific quantified amounts and narrative will be updated to reflect the applicable periods presented in such future filings):

Proposed revised disclosure for Q1 2026:

“Investing Activities

Net cash used in investing activities was $[●] million during the three months ended March 31, 2026, compared with $[●] million during the three months ended March 31, 2025. The increase was primarily driven by capital expenditures of $[●] million, which included $[●] million capital expenditures in the US, $[●] million in Taiwan, and $[●] million in China. The increase in capital expenditures was primarily attributable to facility expansion and equipment purchases to support increased production capacity for the Company’s internet data center and broadband product lines, including investments related to Quantum Bandwidth products and the continued expansion of manufacturing operations for 400G, 800G, and 1.6Tb transceiver products. Based on current demand trends, Management expects that 2026 capex will be materially higher than 2025 capex.

Management expects to continue to make investments in capacity expansion through at least the end of 2027 and believes that this expansion will provide adequate production capacity to meet expected demand for data center transceiver, semiconductor lasers, and Quantum Bandwidth broadband products, subject to demand variability, customer ramp timing, supply chain, and other factors. The Company expects to expand manufacturing operations in the U.S. and Taiwan during 2026 and 2027 primarily to support laser diode production and production of 800G and 1.6 Tb transceiver production.”

Securities and Exchange Commission

If you have any questions or comments regarding the foregoing, please contact the undersigned by email at smurry@ao-inc.com or by telephone at 281-295-1806.

Sincerely,

APPLIED OPTOELECTRONICS, INC.

By:	/s/ Stefan J. Murry
Name: Stefan J. Murry
Title: Chief Financial Officer